SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 30th, 2019

DATE, TIME AND PLACE: July 30th, 2019, at 11.40 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Piergiorgio Peluso, Pietro Labriola, Raimondo Zizza, and Mrs. Elisabetta Romano, either in person or by means of audio or videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Mr. Carlo Nardello.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To resolve on the amendment of the Company’s Organizational Structure and to appoint the Chief Revenue Officer; (5) To resolve on the proposal for the grants of the Company’s Long Term Incentive Plan (“Plan”); (6) To acknowledge on the Quarterly Financial Report (“ITRs”) of the 2nd quarter of 2019, dated as of June 30, 2019; (7) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (8) To resolve on the amendment of the Policy for the Engagement of Services with the Independent Auditors; (9) To resolve on the Internal Rulings of the Company; (10) To acknowledge on the Informe de Governança Corporativa (ICVM nº 586); (11) To resolve on the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda.; and (12) To resolve on the agreement(s) for the supply of services between the subsidiary of the Company, TIM S.A., and  Ezentis – Serviço, Engenharia e Instalação de Comunicações S.A.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledgedon the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 29th and 30th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledgedon the absence of meetings held by the Control and Risks Committee (“CCR”) since the last report made by Mr. Herculano Anibal Alves, Chairman of the CCR.

(3) Acknowledgedon the activities carried out by the Compensation Committee (“CR”) at its meetings held on July 12th, 2019, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(4.1) Approved, pursuant to Article 22, item XXI of the Company’s By-laws, the creation of the Chief Revenue Officer position. In view thereof, the new composition of the Board of Officers shall be comprised of the following positions: Diretor Presidente (Chief Executive Officer), Chief Financial Officer, Diretor de Relações com Investidores (Investor Relations Officer), Business Support Officer, Regulatory and Institutional Affairs Officer, Diretor Jurídico (Legal Officer), Chief Technology Officer and Chief Revenue Officer.

(4.2) Next, the Board Members elected, as Chief Revenue Officer, as of this date, Mr. Alberto Mario Griselli, Italian, married, business consultant, bearer of RNE nº V354056-O, valid through August 9th, 2020, enrolled under CPF/ME under nº 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, 13º andar, Barra da Tijuca, City and State of Rio de Janeiro, which investiture term and other declarations and documents were presented. The Officer hereby elected will occupy the position until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2020.

(4.3) In view of the above resolution, the Board of Officers of the Company shall, from now on, be composed by the following Officers herein identified: (i) Pietro Labriola, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Officer; and (vii) Alberto Mario Griselli, Chief Revenue Officer. The Board Officers will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2020.

(4.4) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Chief Financial Officer: full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents on behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Officers of the Company, namely Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer), Chief Technology Officer and Chief Revenue Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the financial limits established herein.

(4.5) In accordance with Article 22, item XXIV of the Company’s By-laws, appointed Mr. Alberto Mario Griselli to occupy the position of Chief Revenue Officer of TIM S.A.

(5) Approved the second grand of the Company’s Long Term Incentive Plan, based on the CR’s favorable opinion, at its meeting held on July 12th, 2019.

(6) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2019, dated as of June 30th, 2019 according to the information provided by the Company’s administration and independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), and were informed of the favorable assessment of the Company’s Fiscal Council and CAE, reported by Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE. According to the information provided by Mr. Fernando Magalhães, representative of EY, the referred report was subject to limited review by the independent auditors.

(7) Approved, based on the Section 46, paragraph 3, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of profits in the amount R$368,941,176.47 (three hundred and sixty-eight million nine hundred and forty-one thousand one hundred and seventy-six Reais and forty-seven centavos) as Interest on Shareholders’ Equity ("IE"), at R$0.152431535 (zero point one, five, two, four, three, one, five, three, five Reais) of gross value per share. The payment will be made by November 14th, 2019, without the application of any monetary restatement index, considering August 9th, 2019 (inclusive) as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(8)  Approved the amendment of the Company’s Engagement with Independent Auditors’ Policy.

(9) Approved the amendment of the Board of Directors’ Internal Ruling and the proposal of the Board of Officers’ Internal Ruling, and acknowledged on the Onboarding Program for the members of the Company’s Board of Directors.

(10) Acknowledged on the evolution and current status of the Company regarding the Informe de Governança Corporativa, introduced by ICVM nº 586.

(11.1) Approved the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda., based on the CAE’s favorable opinion at its meeting held on July 29th, 2019.

(11.2) Approved the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia Sparkle S.p.A., based on the CAE’s favorable opinion at its meeting held on July 29th, 2019.

(12) Approved the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and Ezentis – Serviço, Engenharia e Instalação de Comunicações S.A.

At the end of the meeting, it was announced that the letter of resignation presented by Mr. Alberto Emmanuel Carvalho Whitaker was received, on this date, to his positions as a member of this Board and as Coordinator of the CAE. The Company's management thanked Mr. Alberto Emmanuel Carvalho Whitaker for his commitment and years of dedication to the Company in the performance of his duties. The Board of Directors expressed their special appreciation for the contribution of Mr. Alberto Emmanuel Carvalho Whitaker to the development of the Company during his successive mandates, and wished him well in his future professional endeavors.

Due to the resignation previously presented, the Board members resolved unanimously to appoint Ms. Flavia Maria Bittencourt, Brazilian, in a stable union, bachelor in Chemical Engineering, bearer of CNH No. 04595103683, issued by DETRAN/RJ on March 28, 2018, enrolled with the CPF/ME under No. 011.971.887-11, domiciled at Rua Marechal Deodoro, nº 1401, casa 10, Santo Amaro, City and State of São Paulo, CEP 04738-001, as a member of this Board of Directors, ad referendum of the next Annual and Extraordinary Shareholders Meeting of the Company, pursuant to the provisions of Article 150 of Law nº 6,404/1976 and Article 20, Paragraph 2 of the Company's By-laws. The terms of investiture, other statements and documents were presented in accordance with the applicable legislation.

Thus, the Company's Board of Directors is composed as follows: Mr. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Piergiorgio Peluso, Pietro Labriola, Raimondo Zizza, and Mrs. Elisabetta Romano and Flavia Maria Bittencourt, all with terms until the Company's Annual Shareholders Meeting to be held in 2021.

It is recorded in the minutes that Ms. Flavia Maria Bittencourt is qualified as an Independent Director, under the terms of B3's Novo Mercado Listing Regulations.

The Directors elected Ms. Flavia Maria Bittencourt as a member of the Statutory Audit Committee.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Nicandro Durante, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Piergiorgio Peluso, Pietro Labriola, Raimondo Zizza, and Mrs. Elisabetta Romano.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 30th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 30, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.